Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad



Title: Yieldstreet Prism Fund investment strategy

As the Yieldstreet Prism Fund is a novel investment product on our platform, many of our investors may wonder about the Fund's investment strategy. Here, we take a look at the Fund's objectives, management, lifecycle, and the types of investments that will be included.

What is the objective of the Yieldstreet Prism Fund?

The primary objective of the Yieldstreet Prism Fund is the generation of income through investment in loans, bonds, and other debt instruments. The Fund also aims to maximize the total return over the life of the Fund while simultaneously preserving capital within the Fund and managing the volatility of the assets over time.

How will the Fund be managed?

Yieldstreet, as the manager of the Fund, will bring a distinctive investment management strategy, as outlined below:

1. Yieldstreet Management (YM) will source what it believes to be attractive private credit investments, evaluate them, and then invest in them on behalf of the Fund. YM's senior investment professionals have over 80 collective years of experience.
2. The Fund, under YM, will invest in funds across different asset classes, such as art finance, commercial real estate, and other alternative asset classes in which Yieldstreet specializes.
3. YM will invest in credit investments that generally are either negotiated on a bespoke basis or purchased pursuant to a limited syndication arrangement.
4. YM will work to help ensure that the Fund complies with functional constraints and regulatory requirements. These will influence the composition of the Fund over its life.

What is the lifecycle of the Fund?

The Yieldstreet Prism Fund has certain constraints during different stages of the Fund's lifecycle. Here are the phases the Fund will go through throughout its life:

Ramp Phase

During the ramp phase, certain Fund constraints have heavier weight and limitations on YM's ability to deploy capital. In addition to this, the current situation created by the coronavirus pandemic has generated uncertainty, and we're reviewing each investment opportunity judiciously.

[Despite the distributions and liquidity events](), the Fund's goal is to generate long-term value for its shareholders. We believe the current environment requires a heightened level of patience to fully capture the potential opportunities created by the moment.

In the meantime, tradable securities may be used as part of the portfolio mix to minimize cash drag and provide portfolio diversification[1] while YM prudently selects and invests in appropriate private credit investments that YM believes have the potential to help meet the Fund's objectives. During the ramp phase, however, the Fund may invest in tradable securities that could comprise up to 50% or more of the Fund. The purpose of investing in tradable assets would be to reduce cash drag as we source more private credit investments in which the Fund can invest. Post ramp phase, this percentage is expected to drop to 10-20% but may be more for tax or regulatory reasons or while YM is selecting appropriate investments.

When deciding what tradable securities should be included in the Fund, YM considers the following:

1. Price volatility of the securities and how much it [could impact the NAV of the Fund]()
2. Yield-to-maturity
3. Liquidity or the ability to sell the position when required
4. The ability to trade small positions to match needs

YM has identified tradable securities currently yielding more than money market funds while meeting these considerations and also satisfying our short-term investment horizon for these types of securities. Two examples of the types of tradable securities that may be included in the Fund are bank preferred stocks and mortgage bonds. While there may be higher-yielding securities, they generally require an investment horizon longer than we intend for the liquid assets held by the Fund.

The ramp phase will progressively end when the Fund reaches a certain size and when holding a diversified portfolio of illiquid investments is possible[1].

Investment Phase

During the investment phase, we expect that illiquid investments will comprise the majority of the Fund's allocation, approximately 85% to 90% of the Fund's assets. The remainder will be in liquid, tradable securities, or cash intended to cover the Fund's liquidity needs for shareholder distributions and upcoming illiquid investments.
Some of the investments may amortize or mature, leading to new investments being made in the Fund.

End of Life Phase

During the end of the Fund's life, as illiquid investments amortize and tradable securities are sold, principal will be returned to investors.

What kind of illiquid investments could go into the Fund?

The illiquid investment space is [likely to top $1 trillion this year according to one estimate](#). [Alternative investments present a potential growth opportunity for advisers](#). While the illiquid investment space is huge, Yieldstreet has focused primarily on finding opportunities in asset classes such as litigation financing, commercial and residential real estate, marine financing, and art financing, as well as opportunities in a range of commercial and consumer spaces.

Why is the Yieldstreet Prism Fund strategy attractive to investors?

There are several reasons why the Yieldstreet Prism Fund's strategy might work well for investors:

1. [Private markets typically provide higher yields when compared to traditional fixed income markets](#).
2. The Yieldstreet Prism Fund provides individual investors with access to types of investments that were previously only available to institutional investors.

3. With this Fund, investors have the potential to gain access to alternative asset classes while avoiding single deal exposure.
4. Investing in the Fund can help provide diversification to your portfolio in order to create a steady stream of current income with a possible upside dividend every year.

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page. You can also visit our FAQs for more information on the Fund.

If you have additional questions regarding the Yieldstreet Prism Fund, please reach out to us at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges, and expenses of the Fund contained in its prospectus, before investing.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1] *The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota, or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska, North Dakota at this time.

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third party websites, and we are not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website (or article contained therein).